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NICHOLAS S. DILORENZO nicholas.dilorenzo@dechert.com +1 617 728 7171 Direct +1 617 275 8364 Fax

May 21, 2021

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Christina DiAngelo Fettig

Re:	William Blair Funds (the “Registrant”)

Proxy Statement/Prospectus on Form N-14

(File No. 333-255350)

Dear Ms. DiAngelo Fettig:

This letter responds to the comments you provided to (i) Robert Toner, David Cihak, John Raczek, Andrew Pfau, and Steve Klink of William Blair Investment Management, LLC (“WBIM”) and the undersigned in a telephonic discussion on May 4, 2021 and (ii) the undersigned in a telephonic discussion on May 20, 2021. These comments pertain to your review of the accounting and financial statements disclosures in the Registrant’s Proxy Statement/Prospectus on Form N-14 (the “Registration Statement”) related to the reorganization (the “Reorganization”) of the ICM Small Company Portfolio (the “Target Fund”), a series of The Advisors’ Inner Circle Fund (the “Target Fund Trust”), into the William Blair Small Cap Value Fund, a series of the Registrant (the “Acquiring Fund”), as filed with the U.S. Securities and Exchange Commission (“SEC”) on April 19, 2021. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Comment 1.    The Consent of the Independent Registered Public Accounting Firm provided by BBD, LLP indicates that it relates to the registration statement on Form N-14 of the Target Fund Trust rather than the Registrant’s registration statement. In the SEC staff’s view, this error renders the filing ineligible to qualify for automatic effectiveness under Rule 488 under the Securities Act of 1933, as amended. If a definitive Proxy Statement/Prospectus is filed greater than thirty days after the date of the Consent of the Independent Registered Public Accounting Firm provided by Ernst & Young LLP, a new Consent from Ernst & Young LLP will also be required.

Response 1:     The Registrant acknowledges that the Registration Statement has been determined by the staff to be ineligible for automatic effectiveness under Rule 488 under the Securities Act of 1933, as amended. Accordingly, the Registrant filed a delaying amendment on May 14, 2021. The Registrant will file a pre-effective amendment

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responding to these and other staff comments received and containing the requisite consents.

Comment 2.    Letter to Shareholders: Sub-paragraph (1) of the form of letter to shareholders indicates that the Registrant, on behalf of the Acquiring Fund, will acquire “of all of the property, goodwill and other assets of the Target Fund.” In the SEC staff’s view, a registered investment company typically does not accrue goodwill for financial reporting purposes. Please either remove this term or clarify what goodwill refers to in the context of the Target Fund.

Response 2.    The Registrant confirms that all references to the Acquiring Fund’s acquisition of Target Fund “goodwill” will be removed from the Registration Statement as well as from the Reorganization Agreement.

Comment 3.    Summary: The Registration Statement indicates that Institutional Class shareholders of the Target Fund will receive Class I shares of the Acquiring Fund in the Reorganization. Please (i) explain supplementally how WBIM determined that Target Fund shareholders would receive Class I shares of the Acquiring Fund and (ii) disclose the Registrant’s rationale for this determination in the Registration Statement.

Response 3.    In determining the most appropriate class of shares of the Acquiring Fund to exchange for Institutional Class shares of the Target Fund, WBIM considered, among other things, the alignment between the expense structure of each class of the Target and Acquiring Funds. Specifically, the Registrant did not propose to exchange Target Fund Institutional Class shares for Class N shares of the Acquiring Fund because Class N shares, unlike Institutional Class shares, are subject to a Rule 12b-1 distribution fee. As between Class R6 and Class I shares of the Acquiring Fund, Class I shares – like Institutional Class shares of the Target Fund but unlike Class R6 shares of the Acquiring Fund – currently pay sub-transfer agency fees to financial intermediaries. As a result, WBIM determined that Acquiring Fund Class I shares is the most appropriate class of shares to offer current Target Fund shareholders in connection with the Reorganization.

As disclosed under the CONVERSIONS BETWEEN SHARE CLASSES section of the Registration Statement, Class I shares of the Acquiring Fund may be exchanged for Class R6 shares of the Acquiring Fund provided that a shareholder’s account meets certain eligibility requirements and applicable investment minimum requirements.

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The Registrant confirms that the following sentence will be added (i) as the final bullet of the sixth paragraph (which begins, “In considering whether to approve the Reorganization, you should note that”) under the SUMMARY section of the Registration Statement and (ii) in the “Questions and Answers Relating to the Reorganization” section of the Registration Statement under the question “How will the Reorganization affect shareholder fees and expenses?”:

“In determining the most appropriate class of shares of the Acquiring Fund to exchange for Institutional Class shares of the Target Fund, WBIM considered, among other things, the alignment between the expense structure of each class of the Target and Acquiring Funds. Based on such considerations, WBIM determined that Class I shares of the Acquiring Fund is the most appropriate class of shares to offer current Target Fund shareholders in connection with the Reorganization.”

Comment 4.    Summary: In the second bullet point on p. 2, please: (i) also include a comparison of the gross expense ratios of the Target and Acquiring Fund, (ii) clarify the date as of which the following statement is being made (i.e., as of the Target Fund’s most recent fiscal year end) - “the total expense ratio (net of waivers) for Class I shares of the post-Reorganization Fund will be identical to the total expense ratio for the Target Fund,” and (iii) incorporate corresponding changes to parallel disclosure under the “Questions and Answers Relating to the Reorganization” section of the Registration Statement.

Response 4.    The Registrant confirms that the requested changes will be made. Specifically, the second sentence of the second bullet point on p. 2 will be modified as follows:

“As a result of this expense limitation agreement, although the management fee rate applicable to the post-Reorganization Fund will be higher than that of the Target Fund, the (i) gross expense ratio for Class I shares of the Post-Reorganization Fund will be higher than the gross expense ratio for the Target Fund but (ii) the total expense ratio (net of waivers) for Class I shares of the post-Reorganization Fund will be identical to the total expense ratio for the Target Fund (measured as of the Target Fund’s most recent fiscal year end).”

As indicated in response to Comment 6, corresponding changes will be made to parallel disclosure in the “Questions and Answers Relating to the Reorganization” section of the Registration Statement.

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Comment 5.    Questions and Answers Relating to the Reorganization – “Why is a shareholder meeting being held?”: Please revise the following statement to indicate that the Target Fund “will be” the accounting and performance survivor - “The Target Fund would be the accounting and performance survivor of the Reorganization.”

Response 5.    The Registrant confirms that the requested change will be made. Specifically, the excerpted sentence will state: “The Target Fund ~~would~~ will be the accounting and performance survivor of the Reorganization.”

Comment 6.    Questions and Answers Relating to the Reorganization – “How will the Reorganization affect shareholder fees and expenses?”: Please (i) include a comparison of the gross expense ratios of the Target and Acquiring Fund and (ii) clarify the date as of which the following statement is being made (i.e., as of the Target Fund’s most recent fiscal year end) - “The total expense ratio (net of waivers) for Class I shares of the post-Reorganization Fund will be identical to the total expense ratio for the Target Fund.”

Response 6.    The Registrant confirms that the requested changes will be made. See the Registrant’s response to Comment 4 for the Registration Statement disclosure revisions that will be made in response to this comment.

Comment 7.    Questions and Answers Relating to the Reorganization – “Who will bear the expenses of the Reorganization and related costs”: Please disclose that the Acquiring Fund’s and Target Fund’s respective investment managers will bear the expenses of the Reorganization irrespective of whether it is consummated.

Response 7.    The Registrant confirms that the requested change will be made. Specifically, the first sentence under “Who will bear the expenses of the Reorganization and related costs” will be revised as follows:

“The expenses of the Reorganization will be paid by a combination of ICM and WBIM irrespective of whether the Reorganization is consummated.”

Comment 8.    Questions and Answers Relating to the Reorganization – “Who will bear the expenses of the Reorganization and related costs”: The Registration Statement currently states that “Neither the Acquiring Fund nor the Target Fund will bear any of the costs of the Reorganization, except that the Acquiring Fund will bear its

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portfolio transitioning costs in advance of the Reorganization, as set forth below.” Please provide a cross reference to the further discussion of portfolio transition costs.

Response 8.    The Registrant confirms that the requested change will be made. Specifically, the final sentence under “Who will bear the expenses of the Reorganization and related costs” will be revised as follows:

“Neither the Acquiring Fund nor the Target Fund will bear any of the costs of the Reorganization, except that the Acquiring Fund will bear its portfolio transitioning costs in advance of the Reorganization, as set forth under the section titled INFORMATION ABOUT THE REORGANIZATION – Portfolio Transitioning below.”

Comment 9.    Comparison of the Target and the Acquiring Fund – Comparison of Investment Objectives and Principal Investment Strategies: Please describe supplementally the differences between the principal investment strategy presented under the Acquiring Fund and the Post-Reorganization Fund columns.

Response 9.    As disclosed in the Registration Statement, the Target Fund’s and Acquiring Fund’s current investment strategies are similar. However, the post-Reorganization Fund will be managed by the Target Fund’s current portfolio managers pursuant to the investment philosophy and process currently utilized for the Target Fund. As a result, the Post-Reorganization Fund principal investment strategies column differs from the Acquiring Fund principal investment strategies column in that: (i) the Post-Reorganization Fund column includes an expanded description of the equity securities in which the Post-Reorganization Fund may invest, including real estate investment trusts and American Depository Receipts (each, currently, permitted principal investment options of the Target Fund); (ii) the description of the Russell Index (to be used by the Post-Reorganization Fund to define whether a portfolio holding is a “small cap” company) has been updated; and (iii) the third paragraph under the Acquiring Fund column has been replaced with the second paragraph of the Target Fund column to reflect the investment process utilized by the current Target Fund portfolio managers which will also be used to manage the Post-Reorganization Fund. Such anticipated disclosure changes (to be effective upon the closing date of the Reorganization) were disclosed to Acquiring Fund shareholders through a supplement dated May 4, 2021 to the Acquiring Fund’s current registration statement on Form N-1A.

Comment 10.    Comparison of the Target and the Acquiring Fund – Comparison of Fees and Expenses: Please confirm that the figures presented in the “Shareholder

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Fees” and “Annual Fund Operating Expenses” tables present “current fees” of the Target and Acquiring Funds as required by Item 3 of Form N-14.

Response 10.    The Registrant confirms that the figures presented in the “Shareholder Fees” and “Annual Fund Operating Expenses” tables present the respective fees and expenses of each of the Target and Acquiring Funds as of each Fund’s most recent fiscal year end, updated to reflect subsequent developments (if any) impacting such fees and expenses which would render the most recent fiscal year-end fees and expenses materially inaccurate. As such, the Registrant believes that the figures presented in the “Shareholder Fees” and “Annual Fund Operating Expenses” tables present “current fees” of the Target and Acquiring Funds within the meaning of Item 3 of Form N-14.

Comment 11.    Comparison of the Target and the Acquiring Fund – Comparison of Fees and Expenses: Please insert underlining above figures in the “Annual Fund Operating Expenses” table that represent sums of other figures in the table.

Response 11.    The Registrant confirms that the requested change will be made.

Comment 12.    Information about the Reorganization – Terms of the Reorganization Agreement: The Registration Statement indicates that the Target Fund will convey “all of its liabilities” to the Acquiring Fund. However, similar disclosure in the Registration Statement indicates that there may be limitations to the liabilities assumed. Please conform the Registration Statement disclosures in this regard.

Response 12.    The Registrant confirms that the requested change will be made. Specifically, the first sentence of the third paragraph under “Terms of the Reorganization Agreement” will be modified as follows:

“The ~~Plan~~ Reorganization Agreement provides that the Target Fund will convey to the Acquiring Fund all of its property~~, goodwill~~ and other assets and all of its liabilities (subject to such limitations as are included in the Reorganization Agreement) as of the Closing Date (the “Valuation Date”).”

Comment 13.    Information about the Reorganization – Portfolio Transitioning: The Registration Statement includes the following statement: “the Acquiring Fund anticipates that it will need to sell a significant portion of the Acquiring Fund’s holdings if the Reorganization is approved by the Target Fund shareholders.” Please explain supplementally whether the anticipated portfolio transitioning has been disclosed to Acquiring Fund shareholders.

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Response 13.    The anticipated portfolio transitioning was disclosed to Acquiring Fund shareholders through a supplement dated May 4, 2021 to the Acquiring Fund’s current registration statement on Form N-1A. In relevant part, the May 4, 2021 supplement stated that:

“Because the post-Reorganization Acquiring Fund will be managed by the Target Fund’s current portfolio managers in accordance with the investment philosophy and process currently utilized for the Target Fund, the Acquiring Fund anticipates that it will need to sell a significant portion of the Acquiring Fund’s holdings if the Reorganization is approved by the Target Fund shareholders. Such repositioning will take place in advance of the Reorganization and will result in transaction costs, which will be borne by the Acquiring Fund. The portfolio turnover associated with the repositioning may also result in the realization and/or distribution of higher capital gains than might generally be expected under normal circumstances. Such distributions would be taxable to such shareholders unless shares are held through a tax-advantaged arrangement.”

Comment 14.    Information about the Management of the Funds – Management Fees: Please confirm the accuracy of the following statement: “For the fiscal year ended December 31, 2020, the Acquiring Fund paid WBIM an aggregate annual management fee of 0.95% for services performed as a percentage of the average daily net assets.”

Response 14.    The Registrant will revise the statement as follows:

“For the fiscal year ended December 31, 2020, the Acquiring Fund paid WBIM an aggregate annual management fee of 1.00% ~~0.95%~~ for services performed as a percentage of the average daily net assets.”

Comment 15.    Capitalization: Because the Acquiring Fund has multiple classes, please include additional information related to the assets of such other classes either within or as a footnote to the capitalization table.

Response 15.    The Registrant confirms that the requested change will be made, and the capitalization table will appear as shown in Appendix A.

*        *        *

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7171 if you wish to discuss this correspondence further.

Sincerely,

/s/ Nicholas Di Lorenzo

Nicholas Di Lorenzo

cc:	Robert Toner, William Blair Funds

Andrew Pfau, William Blair Funds

Stephanie Capistron, Dechert LLP

Maureen Miller, Vedder Price P.C.

APPENDIX A:

CAPITALIZATION*

	William Blair Small Cap Value Fund	ICM Small Company Portfolio	Adjustments	Pro Forma William Blair Small Cap Value Fund
Class I / Institutional

Net assets	31,282,622	1,982,410,920		2,013,693,542

Shares outstanding	1,999,941	55,328,284	(1,126,856)	56,201,369

Par value per share	0.001	No par value		0.001

Net asset value	15.64	35.83		35.83

* The adjustments reflect the Acquiring Fund’s issuance of shares in connection with the Reorganization. Upon closing of the Reorganization, the Acquiring Fund will assume the Target Fund’s net asset value.

In addition, there are currently two additional classes of shares of the Acquiring Fund outstanding – (i) Class N shares of the Acquiring Fund, of which there were 539,834 shares outstanding representing $8,108,448 in net assets, each as of March 31, 2021, and (ii) Class R6 shares of the Acquiring Fund, of which there were 729,419 shares outstanding representing $11,399,254 in net assets, each as of March 31, 2021. Upon the consummation of the Reorganization, the owners of Class N and Class R6 shares of the Acquiring Fund will own a number of shares representing their respective pro rata interest in the post-Reorganization Fund.